Northgate Minerals Corporation

Report to Shareholders
Three and Nine Months Ended September 30, 2010

Management’s Discussion and Analysis

Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of Northgate Minerals Corporation (“Northgate” or the “Corporation”) and should be read in conjunction with the accompanying unaudited consolidated financial statements and related notes, which are presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These statements, together with the following discussion and analysis, are intended to provide shareholders with a reasonable basis for assessing the operational and financial performance of Northgate. A cautionary note regarding forward-looking statements follows this MD&A. All of the financial information presented herein is expressed in US dollars, unless otherwise stated. The information presented in this MD&A is as of November 9, 2010, unless otherwise stated.

Third Quarter 2010 Highlights

  Reported adjusted net earnings of $1.7 million or $0.01 per diluted share.

  Generated cash flow from operations of $13.5 million or $0.05 per diluted share.

  Adjusted net earnings and cash flow from operations were adversely impacted by an inventory build-up at Kemess South as poor railcar availability impeded metal sales during the quarter. As inventory is sold during the fourth quarter of 2010, Northgate expects to realize an additional $14 million in revenue.

  Produced 64,999 ounces of gold and 10.9 million pounds of copper at an average net cash cost of $645 per ounce.

  Successfully completed a convertible note offering for net proceeds of $163.5 million to fund the development of the Young-Davidson mine; Young-Davidson is now fully-funded and construction is advancing on schedule and on budget.

  Successful exploration results at Northgate’s operations:

    Kemess Underground: intersected the highest grade-thickness interval ever encountered on the property of 3.37 grams per tonne (“g/t”) gold and 0.95% copper over 60 metres (“m”).

    Stawell: discovered gold in two previously untested areas, the first being the previously reported Northgate Gift and a second area 1.6 kilometres (“km”) south of existing mine workings, which intersected 13.7 g/t gold over 5.45 m, including 25.0 g/t gold over 2.2 m, and 15.4 g/t gold over 2.5 m.

    Drilling at Stawell’s Golden Gift 6 Lower (“GG6L”) intersected high-grade mineralization: hole MD-5281 returned several excellent intervals: 4.9 g/t over 16.4 m, including 7.1 g/t over 7.6 m and 15.9 g/t over 5.1 m in the basalt contact zone and 24.0 g/t over 10.6 m in the waterloo.

    Fosterville: drilling within the lower Phoenix resource block continues to show promising results in the Phoenix Footwall and Phoenix Extension (6850N-6750N).

Northgate Minerals Corporation

Executive Overview

Financial Performance

Northgate Minerals Corporation (“Northgate” or the “Corporation”) recorded consolidated revenue of $88,331,000 in the third quarter of 2010, compared with $120,163,000 in the same period last year. Revenues from Kemess were adversely affected as CN Rail did not provide sufficient railcars to deliver Kemess concentrate production. As a result, concentrate inventory at Kemess increased by 6,500 wet metric tonnes (“wmt”). If all production had been sold during the third quarter of 2010, revenues would have been approximately $14,000,000 higher. This is expected to be realized in the fourth quarter as railcar availability improves. The net loss from operations was $8,881,000 or $0.03 per diluted share in the third quarter of 2010, compared to $8,563,000 or $0.03 per diluted share for the corresponding quarter of 2009. Net loss for the third quarter of 2010 included an unrealized loss of $14,837,000 related to the change in fair value of the Corporation’s copper forward sales contracts. Adjusted net earnings(1) for the third quarter of 2010 were $1,732,000 or $0.01 per diluted share, compared with $7,660,000 or $0.03 per diluted share in the corresponding quarter of 2009. Cash flow from operations, after changes in working capital and other items, was $13,477,000 or $0.05 per diluted share in the third quarter of 2010. Cash flow from operations for the same period last year was $50,452,000 or $0.20 per diluted share. Per share data is based on the weighted average diluted number of shares outstanding of 290,957,352 in the third quarter of 2010 and 256,014,978 in the corresponding quarter of 2009. As of November 9, 2010, the Corporation had 291,080,975 issued and outstanding common shares and 8,083,400 outstanding common share options.

Health, Safety and Environment

Northgate strives to ensure that the highest health, safety and environmental standards are maintained at all of its operations. During the third quarter of 2010, Stawell and Young-Davidson operated without a single lost time injury (“LTI”), but Fosterville had three LTIs and Kemess South had two LTIs.

Northgate is also pleased to announce that Stawell’s Emergency Response Team took first place at the prestigious 2010 Annual Victorian Mine Competition in August. This follows on Fosterville’s victory in 2008.

Northgate also strives to minimize its environmental footprint during the mine-life cycle and believes that responsible environmental management is one of the keys to operational success. As Kemess South winds down, extensive reclamation efforts have been ramped up in preparation for its final closure, ensuring that the area is reclaimed with the same passion and success demonstrated during its mine-life. To that end, re-sloping of the upper benches of the waste rock piles has been completed and placement of overburden has also been completed where possible in advance for final re-vegetation that will occur next year. The final closure cover for the leach cap waste rock dump, consisting of compacted till and overburden, was initiated in August and is approximately 35% complete. The final cover is scheduled for completion in the second quarter of 2011. Construction of the spillway at the tailings impoundment advanced this summer and is scheduled for completion in 2011. The final Reclamation & Closure Plan was submitted to the provincial government in September. Recently, the Kemess South Mine was recognized by British Columbia’s Provincial Technical & Research Committee on Reclamation and received a Citation “for outstanding achievement for reclamation at a metal mine”. This is the third time the mine has been honoured for its achievement for reclamation in the past 10 years.

Initiatives have also been taken to minimize the environmental footprint at Northgate’s Australian operations. At Stawell, a power saving initiative was identified to automatically control and shut down the mine’s secondary ventilation fans. With the new infrastructure in place, completed earlier this year, the mine has demonstrated a significant reduction in power consumption.

(1)	Adjusted net earnings is a non-GAAP measure. See section entitled “Non-GAAP Measures” on page 26 in this MD&A.

Northgate Interim Report | Q3 2010 | 3

Summarized Consolidated Results

	Q3 2010	Q3 2009	YTD 2010	YTD 2009

Operating Data
Gold
Production (ounces)	64,999	80,791	206,636	281,645
Sales (ounces)	58,083	85,397	199,154	292,653
Realized gold price ($/ounce) [1]	1,234	982	1,207	944
Copper
Production (thousands pounds)	10,869	11,934	30,041	40,746
Sales (thousands pounds)	7,434	12,816	26,576	40,795
Realized copper price ($/pound) [1]	3.96	3.39	3.30	2.70
Net cash cost ($/ounce)	645	539	664	459

Financial Data (Thousands of US dollars, except where noted)
Revenue	88,331	120,163	336,346	374,278
Net earnings (loss)	(8,881)	(8,563)	316	18,249
Earnings (loss) per share
Basic	(0.03)	(0.03)	0.00	0.07
Diluted	(0.03)	(0.03)	0.00	0.07
Cash flow from operations	13,477	50,452	40,704	145,651
Cash and cash equivalents	168,174	235,929	168,174	235,929
Total assets	748,033	787,940	748,033	787,940

1	Metal pricing quotational period is three months after the month of arrival (“MAMA”) at the receiving facility for copper and one MAMA for gold produced at Kemess South. Realized prices reported will differ from the average quarterly reference prices, as realized price calculations incorporate the actual settlement price for prior period sales, as well as the forward price profiles of both metals for unpriced sales at the end of the quarter.

Northgate Interim Report | Q3 2010 | 4

Corporate Outlook

Third quarter production was highlighted by strong results from Kemess South, which exceeded its production guidance. Also, the Stawell operation showed improvement during the quarter and is looking to return to historical levels in the fourth quarter and beyond. Complementing Stawell’s improving operational performance was an exciting discovery of high grade gold mineralization in a previously untested area that is readily accessible from existing mine workings. Combined with the recently announced Northgate Gift discovery and excellent assays within GG6L, Northgate expects these results to have a positive impact on the future of the Stawell operation. Exploration efforts at Fosterville have also started to pay dividends with promising results within the lower Phoenix resource block, where high-grade areas of mineralization have been intersected. Other exploration highlights during the quarter included returning one of the best intercepts in the resource database at Kemess. The initial eleven holes that were released have exceeded previous resource block estimates in the block cave zone by an average of 22% for gold and 20% for copper.

With the successful completion of a $170 million convertible note offering, Northgate is now fully funded to build the Young-Davidson mine, which will be entering the commissioning phase in a little over a year from now. The Corporation is pleased to have completed the financing of Young-Davidson through one of the least dilutive means possible. For the balance of 2010 and beyond, Northgate looks forward to ramping up construction activities at Young-Davidson and following up on exploration results from near-mine exploration programs at all of its operations.

2010 Production Forecast

Northgate’s production forecast for the balance of 2010 is outlined in the following table. Production in the fourth quarter of 2010 is forecasting 67,500 ounces at Northgate’s three operating mines at an average net cash cost of $570 per ounce.

	Actual (ounces)			Forecast (ounces)
					Total	Forecast 2010
	Q1	Q2	Q3	Q4	(ounces)	Cash Cost ($/oz)[1]
Fosterville	26,421	28,476	22,436	21,000	98,500	$750
Stawell	22,238	14,832	16,530	21,000	74,500	$915
Kemess	24,703	24,967	26,033	25,500	101,000	$335
	73,362	68,275	64,999	67,500	274,000	$640

1	Assuming copper price of $3.75/lb and exchange rates of US$/Cdn$0.98 and US$/A$0.98 for Q4 2010.

Northgate Interim Report | Q3 2010 | 5

Results of Operations

Fosterville Gold Mine

	Q3 2010	Q3 2009	YTD 2010	YTD 2009

Operating Data
Ore mined (tonnes)	166,912	201,130	565,676	573,314
Ore milled (tonnes)	206,185	201,866	602,942	573,612
Ore milled per day (tonnes)	2,241	2,194	2,208	2,100
Gold
Grade (g/t)	4.08	4.51	4.71	4.86
Recovery (%)	82	87	83	86
Production (ounces)	22,436	25,550	77,333	76,745
Sales (ounces)	23,021	27,114	78,117	78,352
Net cash cost ($/ounce)	774	612	703	526

Financial Data (Thousands of US dollars)
Revenue	28,176	25,956	92,426	72,311
Cost of sales	18,288	17,299	54,614	40,707
Earnings (loss) from operations, before taxes	(1,868)	(765)	3,067	6,703
Cash flow from operations	8,912	8,883	28,930	27,646
Capital expenditures[1]	14,906	8,676	36,558	26,703

1	Capital expenditures include plant and equipment acquired through assumption of capital leases.

Operational Performance

Fosterville produced 22,436 ounces of gold during the three months ended September 30, 2010 compared with 25,550 ounces of gold produced in the corresponding quarter of 2009.

During the quarter, 166,912 tonnes of ore were mined and mine development advanced 2,144 m, compared with 201,130 tonnes mined and 2,362 m advanced, respectively, in the corresponding period of 2009. A re-design of ore reserves for several mining levels in the Phoenix and Ellesmere zones resulted in decreased mining rates during the third quarter of 2010 compared to the same period last year.

During the quarter, 206,185 tonnes of ore were milled at a grade of 4.08 g/t compared with 201,866 tonnes milled at a grade of 4.51 g/t in the corresponding quarter of 2009. Milled tonnes and grade for the quarter were lower than plan as lower mine production necessitated the processing of surface stockpiled sulphide and oxide ore to feed the mill. Gold recoveries of 82% in the third quarter of 2010 were lower than the 87% recovery recorded in the same period last year due to the higher carbonaceous content of sulphide ore from underground and stockpiled oxide ore being treated.

Fosterville is now forecast to produce 98,500 ounces of gold during 2010, which is lower than originally projected due to changes in the mine plan as a result of re-designing ore reserves of several mining levels.

Total cash operating costs for the third quarter of 2010 were A$19,172,000 (2009 – A$18,763,000) or A$93 per tonne of ore milled (2009 – A$93). Mining costs were A$61 (2009 – A$50) per tonne of ore mined, which came in higher than the same period last year due to lower mined tonnes during the quarter. Milling costs were A$34 (2009 – A$33) per tonne of ore milled and 8% lower than costs in the second quarter of 2010 as lower tonnes of tails were treated.

Northgate Interim Report | Q3 2010 | 6

The net cash cost of production for the third quarter of 2010 was $774 per ounce of gold, which was higher than the $612 per ounce of gold recorded in the same period last year due to a 9% year-over-year increase in the Australian dollar relative to the US dollar and lower gold production. As future Fosterville production will be sourced from deeper levels of the mine where the ore body is slightly thinner, unit mining costs are expected to increase in future years by as much as 10% from current levels.

Financial Performance

Fosterville’s revenue for the three months ended September 30, 2010 was $28,176,000 based on gold sales of 23,021 ounces, which compares to $25,956,000 and gold sales of 27,114 ounces in the corresponding period of 2009. The increased revenue is due to a higher gold price offset by the lower sales volume. The cost of sales for the third quarter of 2010 was $18,288,000 (2009 – $17,299,000) and the depreciation and depletion expense was $8,768,000 (2009 – $7,475,000). Loss from operations before income taxes recorded for the period was $1,868,000 compared with a loss of $765,000 in the corresponding period of 2009. The stronger Australian dollar relative to the US dollar increased both the cost of sales and depreciation and depletion expense during the third quarter of 2010 relative to one year ago.

Cash flow from operations during the third quarter of 2010 increased to $8,912,000 compared to $8,883,000 in the corresponding period of 2009.

Total investment in capital expenditures at Fosterville was $14,906,000, which included $10,494,000 for mine development and $4,412,000 for plant and equipment, including $1,589,000 for a new loader. Capital expenditures in the corresponding period of 2009 were $8,676,000, which included $6,450,000 for mine development and $2,226,000 for plant and equipment.

Northgate Interim Report | Q3 2010 | 7

Stawell Gold Mine

	Q3 2010	Q3 2009	YTD 2010	YTD 2009

Operating Data
Ore mined (tonnes)	191,087	193,538	563,206	519,082
Ore milled (tonnes)	209,884	195,813	615,049	560,737
Ore milled per day (tonnes)	2,281	2,128	2,245	2,053
Gold
Grade (g/t)	2.95	3.70	3.27	4.02
Recovery (%)	83	87	82	87
Production (ounces)	16,530	20,319	53,600	62,777
Sales (ounces)	15,991	20,172	53,346	64,415
Net cash cost ($/ounce)	939	694	915	573

Financial Data (Thousands of US dollars)
Revenue	19,663	19,409	63,188	59,879
Cost of sales	15,198	12,947	49,121	35,887
Loss from operations, before taxes	(9,192)	(2,777)	(20,474)	(797)
Cash flow from operations	2,466	5,495	13,873	23,314
Capital expenditures[1]	9,038	7,711	28,690	23,203

1	Capital expenditures include property, plant and equipment acquired through assumption of capital leases.

Operational Performance

During the third quarter of 2010, the Stawell mine produced 16,530 ounces of gold compared to 20,319 ounces in the corresponding period of last year. Gold production was up from the second quarter, but still well below the target run rate for the property. In the fourth quarter of 2010, production is expected to rise again to 21,000 ounces.

Mine production during the quarter was 191,087 tonnes of ore, slightly lower than the 193,538 tonnes mined in the same period of 2009. Production was hindered by ventilation restrictions and several stopes not blasting to design. Both issues have since been rectified and ore from these stopes will be recovered during the fourth quarter of 2010. Mine development advanced 1,488 m compared to 1,937 m from the same period in 2009. This was lower than plan due to the limitations discussed above.

During the third quarter of 2010, 209,884 tonnes of ore were milled at an average grade of 2.95 g/t compared with 195,813 tonnes of ore at 3.70 g/t in the same period last year. Although mill production improved, the processing of low-grade oxide ore from stockpile resulted in a lower head grade and impacted gold recovery, which was 83% in the third quarter of 2010 compared with 87% recorded in the same period of 2009. The full year production forecast has been revised to 74,500 ounces of gold as a result of changes to Stawell’s mine plan in the second half of the year.

Total cash operating costs for the third quarter of 2010 were A$17,135,000 (2009 – A$16,904,000) or A$82 (2009 – A$86) per tonne of ore milled. Mining costs were A$58 (2009 – A$56) per tonne of ore mined and milling costs were A$21 (2009 – A$23) per tonne of ore milled.

The net cash cost of production for the third quarter of 2010 was $939 per ounce of gold compared to $694 per ounce of gold recorded in the same period last year. Lower production and a 9% year-over-year increase in the Australian dollar relative to the US dollar negatively impacted the net cash cost during the most recent quarter. Cash costs are expected to increase over the life-of-mine due to higher mining costs associated with longer haul distances to deliver ore from the lower levels to the surface for processing and ongoing costs to maintain an aging fleet.

Northgate Interim Report | Q3 2010 | 8

Financial Performance

Stawell’s revenue for the three months ended September 30, 2010 was $19,663,000 based on gold sales of 15,991 ounces, compared to $19,409,000 and gold sales of 20,172 ounces in the corresponding period of 2009. The decrease in gold sales resulting from mine production issues was offset by a robust gold price. The cost of sales during the quarter was $15,198,000 (2009 – $12,947,000) and the depreciation and depletion expense was $12,061,000 (2009 – $7,956,000). Loss from operations before income taxes recorded for the period were $9,192,000 compared with a loss of $2,777,000 in the corresponding period of 2009. During the third quarter of 2010, Stawell generated $2,466,000 in cash flow from operations compared with $5,495,000 in the corresponding quarter of 2009. The stronger Australian dollar relative to the US dollar significantly increased both cost of sales and depreciation and depletion expense at Stawell during the third quarter of 2010 relative to the same period one year ago.

Total investment in capital expenditures at Stawell was $9,038,000, which includes $6,595,000 for mine development and $2,443,000 for plant and equipment. Approximately $1,400,000 of the plant and equipment expenditure was spent on improving the flotation circuit, which is expected to improve metallurgical recoveries by 2%. Capital expenditures in the corresponding period of 2009 were $7,711,000, which included $5,886,000 for mine development and $1,825,000 for plant and equipment.

Northgate Interim Report | Q3 2010 | 9

Kemess South Mine

	Q3 2010	Q3 2009	YTD 2010	YTD 2009

Operating Data
Ore plus waste mined (tonnes)	9,402,083	8,273,706	30,260,200	20,646,813
Ore mined (tonnes)	4,431,652	3,262,221	13,374,127	11,729,101
Stripping ratio (waste/ore)	1.12	1.54	1.26	0.76
Ore milled (tonnes)	4,808,452	4,630,205	13,974,972	13,410,925
Ore milled per day (tonnes)	52,266	50,328	51,186	49,115
Gold
Grade (g/t)	0.272	0.371	0.273	0.483
Recovery (%)	62	63	62	68
Production (ounces)	26,033	34,922	75,703	142,123
Sales (ounces)	19,071	38,111	67,691	149,886
Copper
Grade (%)	0.129	0.148	0.124	0.166
Recovery (%)	79	79	78	83
Production (thousands pounds)	10,869	11,934	30,041	40,746
Sales (thousands pounds)	7,434	12,816	26,576	40,795
Net cash cost ($/ounce)	347	395	447	373
Financial Data (Thousands of US dollars)
Revenue	55,329	83,060	182,498	264,806
Cost of sales	32,350	51,713	123,437	151,417
Earnings from operations, before taxes	14,221	15,681	33,178	69,018
Cash flow from (used in) operations	(8,926)	31,620	21,037	75,016
Capital expenditures	598	3,811	6,235	6,760

Operational Performance

Kemess South produced 26,033 ounces of gold and 10.9 million pounds of copper in the third quarter of 2010 compared with 34,922 ounces and 11.9 million pounds in the corresponding quarter of 2009. Although mill throughput was lower than plan, gold production was in line with the most recent guidance for this quarter due to better grades and metallurgical recoveries. Copper production was below forecast resulting from lower mill throughput. The remaining Kemess South production will come from the eastern end of the pit and surface stockpiles where lower grade ore is situated. The 2010 annual production forecast for copper has been revised to 42.4 million pounds while the forecast for gold production remains relatively consistent with previous guidance.

During the third quarter of 2010, approximately 9.4 million tonnes of ore and waste were removed from the eastern end of the open pit compared to 8.3 million tonnes during the same period of 2009. The strip ratio improved in the most recent quarter as less waste was moved to access ore. Unit mining costs also improved to Cdn$1.21 per tonne moved compared with Cdn$1.30 per tonne moved in the third quarter of 2009. The unit mining costs in the most recent quarter were lower than they were in the corresponding period of 2009 due to higher production levels and the lower cost of mining from reduced haul distances from the eastern end of the pit.

Mill throughput and mill availability during the third quarter of 2010 were 52,266 tonnes per day (“tpd”) and 92%, respectively, compared to the performance in the third quarter of 2009 of 50,328 tpd and 90%. The ore milled in the third quarter of 2010 graded 0.272 g/t gold and 0.129% copper, compared with grades of 0.371 g/t gold and 0.148% copper in the same period of 2009. Gold and copper recoveries were roughly the same year over year and averaged 62% and 79%, respectively, in the third quarter of 2010 compared with 63% and 79% in the same period last year.

Northgate Interim Report | Q3 2010 | 10

Metal concentrate inventory in the third quarter of 2010 increased to 13,500 wmt from approximately 7,000 wmt at the end of the previous quarter as a result of poor railcar availability from CN Rail. Railcar availability has subsequently improved and Northgate expects concentrate inventory levels to decline from current levels by year-end.

Until recently, the gold-copper concentrate produced by the Kemess South mine was being shipped to Xstrata Canada Corporation’s (“Xstrata”) Horne smelter (Rouyn-Noranda, Quebec) for smelting and refining. During the third quarter of 2010, Xstrata exercised their option to divert Kemess concentrate, which is now being delivered to the port of Vancouver for shipments to offshore smelters. Northgate’s realization on sales of concentrate remains unchanged under the terms of its contract with Xstrata.

The average unit cost of production at Kemess South was Cdn$9.85 per tonne milled during the third quarter of 2010, including Cdn$2.02 per tonne for concentrate marketing costs, comprised of treatment and refining costs and transportation fees. The unit cost in the same quarter in 2009 was Cdn$10.09 per tonne milled, which included Cdn$2.71 per tonne for marketing costs. Concentrate marketing costs have decreased year over year as the smelting and refining terms for 2010 have decreased to $46.50 per dry metric tonne (“dmt”) and $0.0465 per pound of copper compared with terms of $75 per dmt and $0.075 per pound in 2009. Site operating costs of Cdn$37.4 million in the third quarter of 2010 were in line with costs in the comparable period of 2009 (Cdn$37.7 million).

The net cash cost of production at Kemess South in the third quarter was $347 per ounce of gold. This was lower than the $395 per ounce recorded in the same period last year due to higher copper prices, which increased 24% over the same period in 2009. For the fourth quarter of 2010, the net cash cost is expected to drop dramatically to approximately zero dollars per ounce as higher copper production is expected, which will significantly increase byproduct credits and reduce cash costs. For the full year 2010, the net cash cost is expected to be approximately $335 per ounce.

Financial Performance

During the third quarter of 2010, reduced metal sales resulted in revenue from Kemess South of $55,329,000 compared with $83,060,000 in the corresponding period of 2009. Metal sales in the third quarter of 2010 consisted of 19,071 ounces of gold and 7.4 million pounds of copper compared with 38,111 ounces of gold and 12.8 million pounds of copper in the third quarter of 2009. During the third quarter of 2010, the price of gold on the London Bullion Market averaged $1,226 per ounce and the price of copper on the London Metal Exchange (“LME”) averaged $3.28 per pound. The net realized metal prices received on sales in the third quarter of 2010 were approximately $1,255 per ounce of gold and $3.96 per pound of copper, compared with $1,013 per ounce and $3.39 per pound in the third quarter of 2009. Since Northgate’s metal pricing quotational period is three months after the month of arrival (“MAMA”) at the receiving facility for copper and one MAMA for gold, the realized prices reported differ from the average quarterly reference prices. The realized price calculations incorporate the actual settlement price for prior period sales, as well as the forward price profiles of both metals for unpriced sales at September 30, 2010.

The cost of sales in the third quarter of 2010 was $32,350,000 compared to $51,713,000 in the corresponding period of 2009. The decline in the most recent quarter reflects the lower metal sales volume, as well as lower concentrate marketing and mining costs.

Depreciation and depletion expense in the third quarter was $5,578,000 compared to $12,290,000 during the corresponding period of 2009. The lower depreciation and depletion expense for the most recent quarter reflects a higher estimated residual value for plant and equipment at Kemess South based on an independent appraisal, which was finalized late in 2009. In addition, the increase in the level of concentrate inventory at the end of the third quarter resulted in higher depreciation allocated to inventory and a corresponding decrease in depreciation expense.

Capital expenditures during the third quarter of 2010 totalled $598,000 compared to $3,811,000 in the same period of 2009. Capital expenditures in the most recent quarter were primarily devoted to the tailings dam construction and the purchase of new mill liners.

Northgate Interim Report | Q3 2010 | 11

Young-Davidson Advancing on Schedule and on Budget

Since receiving notice in July from the Ontario Ministry of Northern Development, Mines and Forestry (“MNDMF”) of acceptance of the Closure Plan for the Young-Davidson mine, Northgate mobilized the appropriate resources and immediately began surface construction activities on site. Several projects have advanced since Northgate broke ground on the property in August, including:

  Construction of the new hoist house for the existing shaft, which is scheduled for completion by the end of the year.

  Site clearing with heavy mobile equipment; much of the site has been cleared for the process plant area.

  Construction of the main plant site and tailings impoundment areas commenced in August and will continue through next year.

  Construction for the realignment of Highway 566.

  Awarded the contract for construction of the process plant building with construction scheduled to start in November.

  Procurement of new ventilation equipment to service the increased underground mine development activities.

Development activities underground also ramped up during the quarter to an average development rate of 11.6 m per day. The ramp was extended 319 m to a total length of 3,605 m and an additional 840 m of lateral development was achieved. Completion of additional ventilation infrastructure to support underground development activities was also completed during the quarter.

Development activities over the next six months will include:

  Continuing major earthworks required for the preparation of the project site.

  Commissioning the new hoist and commencing sinking operations of the existing shaft.

  Raise boring work for the first leg of a new 5.5 m diameter Northgate production shaft.

  Completing the erection of the process plant building.

  Preparing the materials required for the construction of the tailings dam.

  Installing major process equipment.

  Awarding the electrical/mechanical installation contract.

  Starting the open pit pre-production development.

In September, the 30% engineering control budget for Young-Davidson was completed. With 60% of the contracts awarded (approximately $145 million), 35% of the equipment purchase orders placed (by value) and 35% of the engineering complete, the new budget has confirmed the project capital cost estimates. As such, to date Northgate has not needed to rely on the allowance for contingencies, which it has established for project budgeting purposes. Young-Davidson is scheduled for commissioning activities in the fourth quarter of 2011 and is targeting start-up of production in late Q1 2012. The mine is expected to generate an average of 180,000 ounces of gold annually over an initial 15-year mine life.

Northgate Interim Report | Q3 2010 | 12

Exploration Overview

Young-Davidson

Exploration at Young-Davidson in the third quarter was part of a 20,000 m drill program to explore for other deposits outside of the known reserves and resources currently being developed. Two drills operated during the quarter with targets focusing on the area up dip from hole 198 (see press release dated July 6, 2010) located west of the Young-Davidson orebody, which intersected 3.46 g/t gold over 79.5 m (estimated true thickness is 53.5 m). To date, eight holes have been completed in the area and two more are in progress. The initial follow-up holes have been unsuccessful as two near-surface holes were east of the fault and did not intersect the zone. In addition, two of the deeper holes did not reach the target zone and two visually promising holes, which intersected syenite mineralization, returned only low grade gold intervals (holes 226A and 232). Results are still pending for a further two holes, which are currently targeting in closer proximity to hole 198 and two diamond drills continue to work in this area. The geology in this area is proving to be more complicated than the main Young-Davidson deposit and additional holes will be required to resolve the geometry of the mineralization in this area. Two drills will continue to drill additional holes in the YD West area as it still represents an excellent opportunity to substantially add to the 2.8 million ounces of reserves that already exist on the property.

Figure 1: Young-Davidson Longitudinal Section

No. 1 Shaft
No. 3 Shaft
Proposed Shaft Location
F
F
Ramp
Pit Shell
Upper Boundary Zone
Lucky Zone
Lower YD Zone
Lower Boundary Zone
YD West Zone
Open down dip and to the west
Land package extends 2.5 km to the west
YD10-198
3.46 g/t Au
79.5m
233
232
230
229
234
226A
231A
?
?
?
Northgate Minerals Corporation
Young-Davidson
Long Section View (looking North)
YD Reserve
Mined Out
Syenite
Fault
Holes in progress
Inferred Resources
Diabase Dyke
Mafic Flow
Holes Completed

Resource modeling of the near surface mineralization immediately east of the proposed open pit has now been completed and has outlined an indicated resource of 572,000 tonnes at 1.86 g/t gold containing approximately 34,000 ounces of gold. This resource is now being evaluated from a pit optimization perspective to assess the potential for conversion of the new resource into reserves in Northgate’s 2010 year-end reserve statement.

Northgate Interim Report | Q3 2010 | 13

Kemess Underground

The Kemess Underground diamond drill program was initiated in order to more tightly define the 70+ million tonne higher grade core of the Kemess North deposit within which previous drilling had defined in excess of 1.4 million ounces of gold and 500 million pounds of copper. This program will also determine the geotechnical characteristics of the higher grade core and assess the potential for large scale underground bulk mining that could be milled at the existing Kemess facilities.

During the third quarter, two drills completed a total of 11,200 m in 20 holes and the entire Kemess Underground diamond drill program (26 holes totalling 16,150 m) is now complete. A press release dated September 15, 2010 reported on the assay results of the first 11 holes, the highlights of which included a number of holes that contained gold and copper bearing intervals that were among the highest in grade thickness ever drilled at Kemess. A comparison to the 2005 block model also indicated that the gold and copper intervals for these 11 holes are 20% and 22% higher for gold and copper respectively. This difference was attributed to the fact that the 2005 resource model was based on interpolation from wider spaced drilling that was unconstrained with respect to important grade domains existing within the resource. The net effect was to over-estimate low grade regions and to under-estimate high grade regions.

The assays for the remaining 15 holes will be reported when they have been compiled and processed, which is anticipated by early December. We will then incorporate the results into a new underground resource estimate to be completed in early 2011.

Fosterville Gold Mine

The focus of this year’s exploration program at Fosterville has been on reserve and resource expansion. Drilling within the Phoenix Footwall and Phoenix Extension down dip from the existing reserves has been testing for the large scale continuity of the Phoenix Deposit, which has been the most productive orebody identified on the property to date. Three holes have been drilled totalling 1,590 m using underground drill platforms and while still in early stages of the program, drill results have been excellent.

Phoenix Footwall

  Drilling within the footwall has intersected strong mineralization: hole UDE038 (6850mN) intersected 5.4 grams per tonne (“g/t”) gold over 24.9 metres (“m”), including 11.5 g/t over 5.6 m and 10.1 g/t over 4.3 m.

  Hole UD756 (7360mN) intersected 4.7 g/t over 6.3 m and 5.5 g/t over 18.6 m, including 8.1 g/t over 9.1 m.

  These holes follow on assay results released previously: hole SPD547B (7000mN) returned 6.3 g/t over 23.3 m and 4.6 g/t over 6.5 m.

  Results from the Footwall indicate that there is potential to add new reserves close to the existing Phoenix underground development and to increase ounces per vertical metre immediately below the existing reserves.

Phoenix Extension (6850mN)

  Hole UDE037 intersected 14.1 g/t over 4.7 m and hole UDE038 intersected 5.8 g/t over 5.0 m.

  These holes follow on the assay results released previously: hole SPD527C (6950mN) returned 6.5 g/t over 5.1 m and hole SPD526C (6900mN) returned 12.2 g/t over 6.3 m.

  Results indicate the potential for increasing the Phoenix Extension zone another 150 m south along strike and down plunge.

Northgate Interim Report | Q3 2010 | 14

Figure 2: Longitudinal Section of the Fosterville Gold Mine

Table 1: Assay Results from Phoenix Extension and Footwall Drilling

Hole ID	From (m)	To (m)	Interval (m)	Gold Assay (g/t)	Phoenix Extension / Footwall
UDE037	446.5	451.2	4.7	14.1	Extension
UDE038	462.6	467.6	5.0	5.8	Extension
UDE038	500.7	525.6	24.9	5.4	Footwall
including	500.7	506.3	5.6	11.5	Footwall
and	516.1	520.4	4.3	10.1	Footwall
UD756	468.1	474.4	6.3	4.7	Footwall
UD756	478.0	496.6	18.6	5.5	Footwall
Including	482.7	491.7	9.1	8.1	Footwall

Other exploration drilling continued during the quarter with four drill rigs completing approximately 15,115 m. Within the mining lease, the focus was on resource to reserve conversion in three target areas: Harrier Underground North and the Vulture and Kite resource areas that are accessible from the Harrier Decline. Exploration targets on lease included the Phoenix Deeps (section 6050N) and an East-West traverse across the O’Donnell’s Reef structure. On the regional tenements, four holes were drilled in the Goornong South area to the north of the Mining Lease.

Sufficient drilling was completed on the Harrier Underground North, the Vulture and the Kite areas that resource estimation has been initiated and it is anticipated that these areas will be included in the year end statement of resources and reserves.

Drilling on section 6050N exploring for an extension of the main Phoenix deposit is ongoing with one parent hole and two daughter holes completed during the quarter. The parent and the first daughter hole have intersected low grade mineralization over a broad zone at the targeted structural setting. Drilling of additional daughter holes is ongoing.

Northgate Interim Report | Q3 2010 | 15

The East-West traverse across O’Donnell’s Reef targeted the source of the initial discovery in the Fosterville district on which several historic shafts were sunk, as well as testing a coincident geophysical anomaly (IP chargeability) and a geophysically inferred structure similar in nature to the main Fosterville Fault. Results to date include two to three metre thick intersections of one to three g/t gold indicating that the mineralizing system was active in this area, albeit sub-grade ore.

Goornong South is an area of historic drilling with intersections of interest such as 8.0 m of 7.1 g/t gold and 2.0 m of 29.4 g/t (near to true thickness). Regional geophysical surveys carried out in 2010 suggested that these intersections were along a structure similar in nature to the Fosterville Fault and O’Donnell’s Reef, so broad spaced drilling was initiated with four holes drilled during the quarter. Results to date have included intersections of 4.5 g/t over 5.1 m and 5.2 g/t over 2.9 m.

STAWELL GOLD MINE

During the quarter, the exploration program at Stawell discovered gold in two previously untested areas, the first being the previously-announced Northgate Gift and the second being an area 1.6 km south of existing mine workings.

The Northgate Gift is the fault offset extension, below and northeast of the Golden Gift and Magdala orebodies, which have produced over two million ounces of gold on the property in the past 26 years. Discovery hole MD5696A reached its target and intersected gold-bearing intervals of 4.53 g/t over 1.8 m and 3.83 g/t over 3.6 m (see press release dated August 31, 2010). The discovery of a basalt dome and associated gold mineralization in the Northgate Gift confirms the validity of Northgate’s geologic model of Stawell, which was used to target hole MD5696A. Follow-up drilling is planned to better define the size and geometry of the basalt dome and the associated gold-bearing sulphide mineralization.

Northgate also discovered a second area of gold mineralization, 1.6 km south of existing mine workings, when hole SD649A intersected 13.7 g/t over 5.45 m, including 25.0 g/t over 2.2 m, and 15.4 g/t over 2.5 m. This discovery is a geophysically inferred basalt dome similar in nature to the basalt domes found within the Stawell Golden Gift orebody. Follow-up drilling is planned over the next three quarters in an effort to outline a broad zone of mineralization that would be readily accessible from existing mine workings.

Also during the quarter, drilling took place within Golden Gift 6 Lower (“GG6L”), where there is potential to add to high-grade reserves. Currently, production is taking place in the GG6 zone, where the average reserve grade is 6.3 g/t gold.

BASALT CONTACT:

  Hole MD-5338 returned 13.2 g/t over 4 m.

  Hole MD-5281 contained several excellent intervals: 4.9 g/t over 16.4 m, including 7.1 g/t over 7.6 m and 15.9 g/t over 5.1 m.

  Hole MD-5790 also contained several excellent intervals: 5.7 g/t over 5.2 m, including 13.0 g/t over 1.5 m; a second interval returned 5.8 g/t over 9.7 m, including 8.0 g/t over 3.0 m and 13.2 g/t over 1.5 m.

WATERLOO:

  Hole MD-5281 returned 24.0 g/t over 10.6 m.

  Hole MD-5481 returned 21.0 g/t gold over 3.1 m.

The exploration team at Stawell has begun the interpretation of the drill intercepts for a GG6L resource estimate. Upon completion of the proposed 2011 drill program, it is expected that there will be 27 intercepts into the basalt contact zone at 50 m by 50 m spacing, which should be sufficient to initiate resource definition drilling in the zone with the focus on reserve conversion.

Northgate Interim Report | Q3 2010 | 16

Figure 3: Stawell Gold Mine Long Projection of GG6L

Table 2: Assay Results from GG6L Zone – Basalt Contact Zone Mineralization

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Grade (g/t)
MD-5338	417.9	421.9	4.0	1.9	13.2
MD-5540	359.5	360.8	1.3	1.0	12.6
MD-5540W1	366.2	369.5	3.3	2.0	4.9
MD-5281	493.7	510.1	16.4	8.4	4.9
including	502.5	510.1	7.6	3.8	7.1
MD-5281	525.9	531	5.1	2.6	15.9
including	525.9	528.5	2.6	1.3	12.7
and	529.2	530.2	1.0	0.5	40.3
MD-5281	559.2	561.7	2.5	1.1	9.6
MD-5489	444.5	445	0.5	0.4	8.8
MD-5550	361.6	366.7	5.1	3.3	12.3
MD-5790	273.2	278.4	5.2	3.2	5.7
including	274.7	276.2	1.5	0.9	13.0
MD-5790	345.3	355.0	9.7	6.8	5.8
including	347.7	350.65	3.0	2.0	8.0
and	353.5	355.0	1.5	1.0	13.2

Northgate Interim Report | Q3 2010 | 17

Table 3: Assay Results from GG6L Zone – Stockwork Zone Mineralization

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Grade (g/t)
MD-5282	476.1	477.3	1.2	0.8	5.2
MD-5282	485.2	486.9	1.7	0.9	5.4
MD-5481	418.8	420.2	1.4	1.1	5.9
MD-5489	437.5	441.2	3.7	2.8	2.7
MD-5550	351	354.4	3.4	2.7	9.0

Table 4: Assay Results from GG6L Zone – Waterloo Zone Mineralization

Hole ID	From (m)	To (m)	Downhole Interval (m	Estimated True Width (m)	Gold (g/t)
MD-5281	535	545.6	10.6	5.6	24.0
MD-5282	512.4	516.2	3.8	2.0	9.6
MD-5481	439.3	442.4	3.1	2.9	21.0

Other exploration during the quarter included off lease targets within the district, which are undergoing preliminary evaluation with geophysical and geochemical surveys in preparation for drill testing later in the year or early 2011.

Northgate Interim Report | Q3 2010 | 18

Corporate Overview

To provide greater certainty to the cash flow expected to be generated from the remaining Kemess South mine life, Northgate entered into copper forward sales contracts in 2009. At September 30, 2010, there were 10,025 tonnes of copper forward sales contracts outstanding at an average price of Cdn$3.31 per pound over the period from October 2010 through April 2011. The change in fair value of the remaining forward contracts during the quarter was a loss of $14,837,000 resulting from the increase in the forward price of copper since June 30, 2010. The fair value of these contracts at September 30, 2010 was a loss of $9,267,000 and has been recorded as a liability in accounts payable and accrued liabilities. Northgate had no forward gold sales contracts outstanding at September 30, 2010.

Corporate administration costs in the third quarter of 2010 were $2,566,000 compared to $2,424,000 in the corresponding quarter of the prior year. Canadian expenses of $2,293,000 consist primarily of personnel costs as well as ongoing compliance and investor relations costs. The increase of 7% was largely due to a stronger Canadian dollar relative to the US dollar compared to the same period last year. The Australian expenses of $273,000 were consistent with the corresponding period in 2009.

Northgate granted no options to employees in the third quarter of 2010 and 2009. At September 30, 2010, there were 8,085,200 options outstanding, of which 4,710,700 were exercisable.

Exploration costs in the third quarter of 2010 were $7,284,000 compared to $3,132,000 in the third quarter of 2009. Costs incurred in Canada were $2,850,000 compared to nil in the corresponding quarter in 2009, mainly due to increased exploration activity at Kemess Underground. Exploration expenses in Australia were $4,434,000 compared to $3,132,000 in the corresponding quarter in 2009, in support of ongoing efforts at both Fosterville and Stawell to identify additional areas of mineralization.

Net interest income was $698,000 in the third quarter of 2010 compared with $112,000 in the corresponding quarter of 2009. The increase was largely because of higher cash balances during the quarter as well as higher interest rates compared to the third quarter of 2009.

Northgate recorded an income tax expense of $65,000 in the third quarter of 2010 compared to $1,140,000 in the corresponding quarter of 2009. The current income tax component in the third quarter was an expense of $461,000 relating to British Columbia mineral taxes. The Canadian operations are not expected to pay income taxes in 2010 other than the minimum British Columbia mineral taxes, as significant pre-production development spending at Young-Davidson is expected to shield the income generated by Kemess South. The Australian operations are also not expected to be cash taxable in 2010 as the Corporation has sufficient tax shields in Australia. Future income tax recovery for the third quarter of 2010 was $396,000 compared to $4,193,000 in the corresponding quarter of 2009.

In October 2010, the Corporation completed a public offering of $170,000,000 convertible senior notes, including the exercise of a $20,000,000 over-allotment option by the underwriters. The notes are due on October 1, 2016 and will pay interest semi-annually at a rate of 3.50% per annum beginning on April 1, 2011. Northgate received net proceeds totaling $163,500,000 from the offering of the convertible senior notes. This will provide additional financing for the continued development of the Young-Davidson mine.

Northgate Interim Report | Q3 2010 | 19

Liquidity and Capital Resources

Working Capital: At September 30, 2010, Northgate had working capital of $127,457,000 compared with working capital of $173,806,000 at December 31, 2009. The decrease was a result of a reduction in current assets of $57,322,000 offset by a reduction in current liabilities of $10,973,000 since December 31, 2009. The reduction in current assets is attributable to a lower cash and cash equivalents balance after: (1) payment of Canadian income taxes of Cdn$28,000,000 related to the 2009 tax year, (2) ongoing development expenditures on the Young-Davidson property and (3) reclamation spending at Kemess South. The decrease in current liabilities is attributable to: (1) a reduction in income taxes payable and (2) a lower reclamation liability related to Kemess South due to spending to date. Northgate’s cash balance at September 30, 2010 was $168,174,000 compared with $253,544,000 at December 31, 2009. All cash is held on deposit with major banks and their subsidiaries in Canada and Australia.

During the quarter, Northgate generated cash flow from operations of $13,477,000 compared to $50,452,000 in the corresponding quarter of 2009. The decline in cash flow resulted principally from lower operating cash flow from Kemess South due to reduced metal sales, increased reclamation spending and timing of cash collection on receivables.

Northgate believes that working capital at September 30, 2010, together with future cash flow from operations, is sufficient to meet its normal operating requirements for the next year, notwithstanding the current ongoing illiquidity and impairment of its auction rate securities (“ARS”) investments (refer to discussion below).

Investments: Northgate continues to hold a type of debt security commonly referred to as auction rate securities. Auction rate securities are typically debt instruments, such as bonds, with a long-term nominal maturity for which the interest rate is regularly reset at 7, 28, or 35-day intervals so as to provide short-term liquidity. All of the auction rate securities currently held by the Corporation were rated AAA at the time of purchase. The auction rate securities currently held by the Corporation have a par value of $72,600,000. Beginning in August 2007, auctions at which these securities were to be re-sold began to fail, and as of the date hereof, attempts to conduct auctions have generally ceased. Currently, these securities cannot be readily converted to cash for use by the Corporation to make capital investments or for other business purposes, although the underlying payment and other obligations of the original issuers of these securities remain intact, and these issuers (or their guarantors) continue to make regular interest payments to the Corporation. For details on the legal situation surrounding the Corporation’s auction rate securities investments, refer to the Corporation’s further disclosure in the 2009 annual report. There has been no material change in the situation since December 31, 2009.

The estimated fair value of the Corporation’s ARS holdings at September 30, 2010 was $36,658,000, which reflects a $1,044,000 decrease from the estimated fair value of $37,702,000 at December 31, 2009 and a $31,000 decrease from the estimated fair value of $36,689,000 at June 30, 2010. The Corporation continues to earn interest on all its ARS investments.

Of the decline in value during the three and nine months ended September 30, 2010, $5,000 and $374,000, respectively, was related to the ARS investments issued by derivative product companies (companies involved in the issuance of credit default swaps). The Corporation has concluded that this decline is other than temporary, and recognized a corresponding write-down in net earnings for the three and nine months ended September 30, 2010.

The remaining decline in value was related to the Corporation’s ARS investments issued by Regulation XXX Insurance companies. The Corporation has concluded that this decline is temporary. In determining that the loss in value is temporary, the Corporation considered the fact that these particular securities have a lower probability of future default, continue to make interest payments, are insured by monoline insurance companies and continue to maintain a credit rating above investment grade. Management also considered the senior rank of its holdings in the capital structures of the respective issuers and the fiduciary obligation of the major insurance companies who own the Regulation XXX entities as factors that improve the likelihood that these investments might eventually return to par value.

Northgate Interim Report | Q3 2010 | 20

Short-- -Term LoanLoan Loan: Subsequent to the ARS investments of the Corporation becoming illiquid, the Corporation received from Lehman Brothers Inc. (“Lehman”) a short-term loan collateralized by the ARS held in the Corporation’s investment account managed by Lehman, pursuant to a Client Agreement between Lehman and Northgate dated October 18, 2007 (the “Short-Term Loan”).

As of September 30, 2010, the principal outstanding on the Short-Term Loan was $40,467,000. The Short-Term Loan matured on June 6, 2008. The Corporation continues to treat the Short-Term Loan as an obligation and has classified it as a current liability.

Internal Controls over Financial Reporting

Northgate management is responsible for designing, establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is a process designed by, or under the supervision of, senior management, and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of Northgate’s consolidated financial statements in accordance with Canadian GAAP. However, any system of internal control over financial reporting, no matter how well designed, has inherent limitations and management acknowledges that ICFR will not prevent or detect all misstatements due to error or fraud.

Northgate’s management, including the CEO and CFO, have certified the adequacy of the design of the Corporation’s ICFR as of September 30, 2010 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

Changes in Internal Control over Financial Reporting

There have been no changes in Northgate’s ICFR during the third quarter of 2010 that have materially affected, or are reasonably likely to affect, the Corporation’s ICFR.

Critical Accounting Estimates

Northgate’s accounting policies are described in note 2 to its consolidated financial statements for the year ended December 31, 2009, except for changes in these policies described in the section “Adoption of New Accounting Standards” below. These interim consolidated financial statements are prepared in accordance with Canadian GAAP, which require Northgate to make various judgments with respect to certain estimates and assumptions. The following policies are considered by management to be most critical in understanding the judgments that are involved in the preparation of Northgate’s consolidated financial statements and the uncertainties inherent therein.

Revenue Recognition

Northgate recognizes revenue from the sale of its concentrate upon transfer of title, which occurs at the earlier of delivery of concentrate at the loading port or receipt of provisional payment from the buyer. Sales of gold-copper concentrate are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. In addition, sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenues are recorded at the time of sale based on forward prices for the expected date of final settlement. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end and in the period of final settlement.

Northgate recognizes revenue from the sale of its gold doré from Fosterville and Stawell upon delivery, which occurs when the doré is picked up by the purchaser’s agent. Sales of gold doré are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. Revenues are recorded at the time of sale based on the spot price at the date of delivery. Final pricing and payment generally occurs within three days of delivery. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end.

Northgate Interim Report | Q3 2010 | 21

Site Closure and Reclamation Costs

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Corporation. Northgate accounts for reclamation liabilities by recognizing any statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting cost is capitalized into the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the estimated amount or timing of the underlying future cash flows. The asset retirement cost is amortized to operations over the life of the asset. The determination of site closure and reclamation costs requires assumptions with respect to future expected costs, discount rates and inflation rates, changes in which can materially affect the recognized amount of the liability.

Mineral Property Costs

Northgate records mine development expenditures at cost and acquired mineral properties at their fair value at the time they were acquired. The fair values of acquired mineral properties are based on independent valuations and reflect the nature and amount of material interests believed to be contained or potentially contained in properties to which they relate.

A significant portion of Northgate’s mineral property is depreciated on a unit-of-production basis. Under the unit-of-production basis, the calculation of depreciation and depletion of mineral property, plant and equipment is based on the amount of proven and probable reserves expected to be recovered. If these estimates of reserves prove to be inaccurate, or if Northgate revises its mining plan reducing the amount of reserves expected to be recovered, Northgate could be required to write down the recorded value of its mineral property, plant and equipment, or could be required to increase the amount of future depreciation, depletion and amortization expenses, both of which would reduce Northgate’s earnings and net assets.

In addition, Canadian GAAP requires Northgate to consider at the end of each accounting period whether events or changes in circumstances indicate that the carrying amounts of its long-lived assets may not be recoverable. When such indicators are identified, impairment testing is carried out where the carrying value of Northgate’s asset groups, the lowest level of assets and liabilities for which there are independent identifiable cash flows, is compared to the related undiscounted future cash flows expected from the use and eventual disposition of the corresponding assets and liabilities.

Expected future cash flows are based on detailed mine plans, which incorporate management assumptions and estimates of revenues and related costs. Significant assumptions include the forecasted price for gold and copper and estimates concerning the disposal value of its assets. Actual future results may differ from the assumptions made by Northgate.

If Northgate determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate due to reductions in the price of gold and copper, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because Northgate has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, Northgate would be required to write down the recorded value of its mineral property, plant and equipment, which would reduce Northgate’s earnings and net assets.

Mineral properties for which there are no independent identifiable cash flows are assessed for impairment on other factors that may indicate the need for a write-down.

Northgate Interim Report | Q3 2010 | 22

Auction Rate Securities

Northgate records its investment in auction rate securities at estimated fair value. In estimating the fair value of auction rate securities, several variables are considered, including the probability of future defaults, the potential impact of recent events in the global financial markets, the relative seniority of each auction rate security within the capital structure of the issuer, the credit circumstances of financial guarantors and the value of investments and reserves held by the issuer.

A decline in the estimated fair value of the Corporation’s auction rate securities that is determined to be temporary is recorded in other comprehensive income in the period when the impairment occurred. In determining if a decline in estimated fair value is temporary, Northgate considers whether interest payments continue to be made, the probability of future defaults, the credit rating of the issuer and the existence of financial guarantors. Northgate also considers the senior rank of its holdings in the issuers’ capital structure and the fiduciary obligation and financial capacity of companies who own the issuers.

A decline in estimated fair value that is determined to be other than temporary is recognized in earnings in the period in which the impairment occurred. In determining whether an impairment is other than temporary, Northgate considers various factors, including a substantial decline in estimated fair value for an extended period of time, issuer defaults on interest payments, the presence of default insurance, significant downgrades in the credit rating of the issuer and adverse market conditions which have negatively impacted individual securities.

Valuation Allowance

Northgate recognizes future tax assets associated with tax loss carry forwards and other tax deductions only if it is more likely than not that the related benefits will be realized in the future. The evaluation of whether future tax assets should be recognized is based on expected future income for tax purposes. The determination of expected future income for tax purposes requires significant judgments and estimates with respect to metal prices, foreign exchange rates and operating costs. Changes in those assumptions can materially affect the recognized amount of a future income tax asset. In future years, if Northgate determines it is no longer more likely than not that the benefit of its future tax assets will be realized, it would be required to set up a valuation allowance with a corresponding future income tax expense in results from operations.

Adoption of New Accounting Standards

Business Combinations, Consolidated Financial Statements and Non-controlling Interests

In January 2009, the Accounting Standards Board (“AcSB’) issued CICA Handbook Section 1582, Business Combinations, which is converged with International Financial Reporting Standards (“IFRS”) 3, Business Combinations, and replaces CICA Handbook Section 1581, Business Combinations. Section 1582 provides guidance on the application of the purchase method of accounting for business combinations. The new standard is effective on a prospective basis to business combinations for which the acquisition date is on or after January 1, 2011. Earlier application is permitted. If an entity applies this Section before January 1, 2011, it should also adopt CICA Handbook Section 1601, Consolidated Financial Statements, and CICA Handbook Section 1602, Non-controlling Interests. These standards provide guidance for the preparation of consolidated financial statements and accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Corporation elected to adopt Section 1582, Section 1601 and Section 1062 prospectively, effective January 1, 2010. Adoption of these standards did not have an impact on the Corporation’s consolidated financial statements due to the adoption on a prospective basis and no business combinations occurring in the nine months ended September 30, 2010.

Northgate Interim Report | Q3 2010 | 23

New Accounting Pronouncements

Conversion to International Financial Reporting Standards

On February 13, 2008, the Accounting Standards Board confirmed that publicly accountable entities will be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. Several existing Canadian standards will converge with IFRS before the transition date. Other IFRS will be adopted for the first time on January 1, 2011. Northgate’s financial statements up to and including the December 31, 2010 financial statements will be reported in accordance with Canadian GAAP as it exists on each reporting date. Financial statements for the quarter ended March 31, 2011, including comparative amounts, will be prepared in accordance with IFRS.

Northgate’s IFRS conversion plan has been reviewed with the Audit Committee and is set out in four phases:

  Phase 1 - Project planning and preliminary study;

  Phase 2 - Detailed gap and impact analysis;

  Phase 3 - Strategy and solutions identification; and,

  Phase 4 - Solutions development and implementation.

Northgate completed Phase 1 and Phase 3 concurrently and is undertaking Phase 2 and Phase 4 which involve a detailed analysis of IFRS by topic and preparation of the opening balance sheet. Following the substantial completion of detailed gap analysis on several key topics in the first and second quarters of 2010 (refer to analysis in these interim reports), detailed analysis continued during the third quarter, with the completion of the remaining topics including income taxes, revenue recognition, inventory, and financial statement presentation. No differences between IFRS and Canadian GAAP were identified in the areas of revenue recognition and inventory that would have a material impact on Northgate. The Canadian GAAP and IFRS differences with respect to incomes taxes that are expected to have an impact on Northgate are discussed below.

Income taxes

Under IFRS, there is an exemption whereby a deferred tax liability (asset) is not recognized if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction affects neither accounting profit nor taxable profit. This exemption does not exist under Canadian GAAP. Under Canadian GAAP, if the cost of acquiring an asset differs from its tax base, the cost of future income taxes recognized at the time of the acquisition will adjust the cost of the asset (using the “simultaneous equations” method). This difference will have an impact on Northgate’s historic asset acquisitions that are not considered to be business combinations, and will result in a lower carrying value of the asset acquired and the deferred tax liability under IFRS.

Under IFRS, a deferred tax liability (asset) is recognized for exchange gains and losses related to non-monetary assets and liabilities that are re-measured into the functional currency using historical exchange rates or indexing for tax purposes. Under Canadian GAAP, there is no deferred tax impact for a temporary difference arising from the difference between the historical exchange rate and the current exchange rate translations on the cost of non-monetary assets and liabilities of integrated foreign operations. This difference will affect Northgate’s Canadian operations whose functional currency under IFRS are assessed to be the US dollar; however, the tax pools of the Canadian entity are denominated in Canadian dollars. Accordingly, a deferred tax will be recognized on the non-monetary assets (ie. mineral property, plant and equipment) for foreign exchange translation gains and losses between the historical exchange rates and the spot rate at period end.

Under Canadian GAAP, future income taxes are separately classified as current and long-term on the balance sheet. Under IFRS, deferred income taxes are classified as long term. Therefore, upon IFRS transition, a reclassification adjustment will be made to present all current deferred taxes as long term.

Lastly, all transitional adjustments to the Corporation’s opening IFRS balance sheet as of January 1, 2010 will result in a corresponding adjustment to the deferred tax asset or liability established based on the adjustment to the accounting carrying values.

Northgate Interim Report | Q3 2010 | 24

Preliminary opening balance sheet adjustments

Northgate continues to work towards the completion of the IFRS opening balance sheet as of January 1, 2010 and IFRS compliant financial statements for the first quarter ended March 31, 2010. Preliminary quantitative assessments of the material adjustments to Northgate’s IFRS opening balance sheet are described below. The final adjustments may differ from the preliminary calculations as management continues to evaluate policy choices and monitor ongoing projects by the International Accounting Standards Board that could affect the ultimate differences between Canadian GAAP and IFRS.

Impairment of long-lived assets: IAS 36, Impairment of Assets, uses a one-step approach for testing and measuring asset impairments, with asset carrying values being compared to the higher of value in use and fair value less costs to sell. This approach differs from Canadian GAAP where undiscounted future cash flows are used to compare against the asset’s carrying value to determine if impairment exists. This may result in more frequent write-downs in the carrying value of assets under IFRS since asset carrying values that were previously supported under Canadian GAAP based on undiscounted cash flows may not be supported on a discounted cash flow basis under IFRS.

Northgate has determined that the long-lived assets at Stawell, not impaired under Canadian GAAP, are likely impaired under IFRS as of January 1, 2010. The impairment under IFRS is currently estimated to be approximately $40 million, resulting in a retained earnings adjustment on the date of transition. Most of the potential impairment relates to the effect of income taxes that must be included in the cash flows used to determine the fair value of the Stawell assets. In reality, the Corporation has sufficient tax shields to offset this tax liability which are not recognized on the balance sheet for Canadian GAAP purposes. Management is examining the possibility of recognizing these deferred tax assets on its IFRS balance sheet, which would offset the transition date retained earnings adjustment.

IFRS 1 – Fair value as deemed cost election: IFRS 1 permits a first-time adopter to reset the cost of its property, plant and equipment based on fair value in accordance with the provisions of IFRS 1. The Corporation currently intends to apply this election and reset certain plant and equipment at fair value at the transition date. Based on preliminary calculations, this will result in an increase of approximately $30 million to the mineral property, plant and equipment carrying value as at January 1, 2010.

Site closure and reclamation provision: In calculating the site closure and reclamation provision, IFRS requires the use of the current market-based discount rate at each reporting date whereas Canadian GAAP requires the use of the entity’s credit-adjusted risk free rate. An optional election is available to first-time adopters under IFRS 1 to use a simplified method to calculate the net book value of the site closure and reclamation provision as well as the corresponding asset upon transition. Northgate intends to apply this election and currently estimates the transitional adjustment to be approximately a $2 million increase in the provision as at January 1, 2010.

Overall, Northgate’s IFRS transition is progressing in line with the conversion plan. Management is currently reviewing the financial reporting processes and procedures and updating these as needed. No significant changes are expected in the Corporation’s key controls as a result of the adoption of IFRS. Management expects to complete its first interim consolidated financial statements prepared under IFRS for the three months ended March 31, 2011 with no significant issues or delay.

Northgate Interim Report | Q3 2010 | 25

Non-GAAP Measures

Adjusted Net Earnings

The Corporation has prepared a calculation of adjusted net earnings, which has removed certain non-cash adjustments from its Canadian generally accepted accounting principles (Canadian GAAP) calculation of net earnings as it believes this may be a useful indicator to investors. Adjusted net earnings may not be comparable to other similarly titled measures of other companies.

(Expressed in thousands of US$, except share amounts)	Q3 2010	Q3 2009	YTD 2010	YTD 2009
Net earnings (loss)	$(8,881)	$(8,563)	$316	$18,249
Adjustments
Write-down of ARS	5	10,440	374	10,948
Change in fair value of copper forward contracts, net of tax	10,608	5,783	1,263	15,833
Adjusted net earnings	1,732	7,660	1,953	45,030
Diluted common shares outstanding	292,295,202	256,991,779	292,160,978	256,390,058
Adjusted net earnings per diluted common share	$0.01	$0.03	$0.01	$0.18

Cash Cost

The Corporation has included net cash costs of production per ounce of gold in the discussion of its results from operations, because it believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to net earnings or as an alternative to other Canadian GAAP measures and may not be comparable to other similarly titled measures of other companies.

A reconciliation of net cash costs per ounce of production to amounts reported in the statement of operations is shown in the following table.

Q3 2010
			Kemess
(Expressed in thousands of US$, except per ounce amounts)	Fosterville	Stawell	South	Combined
Gold production (ounces)	22,436	16,530	26,033	64,999
Cost of sales	$18,288	$15,198	$32,350	$65,836
Change in inventories and other	(924)	321	13,223	12,620
Gross copper and silver revenue	—	—	(36,548)	(36,548)
Total cash cost	$17,364	$15,519	$9,025	$41,908
Cash cost ($/ounce)	$774	$939	$347	$645

Q3 2009
			Kemess
(Expressed in thousands of US$, except per ounce amounts)	Fosterville	Stawell	South	Combined
Gold production (ounces)	25,550	20,319	34,922	80,791
Cost of sales	$17,299	$12,947	$51,713	$81,959
Change in inventories and other	(1,654)	1,148	(6,089)	(6,595)
Gross copper and silver revenue	—	—	(31,828)	(31,828)
Total cash cost	$15,644	$14,095	$13,797	$43,536
Cash cost ($/ounce)	$612	$694	$395	$539

Northgate Interim Report | Q3 2010 | 26

YTD 2010
			Kemess
(Expressed in thousands of US$, except per ounce amounts)	Fosterville	Stawell	South	Combined
Gold production (ounces)	77,333	53,600	75,703	206,636
Cost of sales	$54,614	$49,121	$123,437	$227,172
Change in inventories and other	(247)	(79)	10,328	10,002
Gross copper and silver revenue	—	—	(99,939)	(99,939)
Total cash cost	$54,367	$49,042	$33,826	$137,235
Cash cost ($/ounce)	$703	$915	$447	$664
YTD 2009
			Kemess
(Expressed in thousands of US$, except per ounce amounts)	Fosterville	Stawell	South	Combined
Gold production (ounces)	76,745	62,777	142,123	281,645
Cost of sales	$40,707	$35,887	$151,417	$228,011
Change in inventories and other	(326)	71	(12,182)	(12,437)
Gross copper and silver revenue	—	—	(86,172)	(86,172)
Total cash cost	$40,381	$35,957	$53,065	$129,403
Cash cost ($/ounce)	$526	$573	$373	$459

Selected Quarterly Financial Data

(Thousands of US dollars,	2010 Quarter Ended			2009 Quarter Ended				2008
except per share, per ounce
and per pound amounts)	Sep 30	June 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
Revenue	$88,331	$122,737	$125,278	$110,698	$120,163	$130,297	$123,818	$136,748
Earnings (loss) for the period	(8,881)	4,260	4,937	(67,755)	(8,563)	5,402	21,410	18,668
Earnings (loss) per share
Basic	$(0.03)	$0.01	$0.02	$(0.23)	$(0.03)	$0.02	$0.08	$0.07
Diluted	$(0.03)	$0.01	$0.02	$(0.23)	$(0.03)	$0.02	$0.08	$0.07
Metal production
Gold (ounces)	64,999	68,275	73,362	80,753	80,791	93,377	107,477	118,265
Copper (thousands pounds)	10,869	9,643	9,529	11,750	11,934	13,805	15,007	14,391
Average metal prices
Gold (London Bullion Market – $/oz)	1,226	1,196	1,109	1,100	960	922	909	795
Copper (LME Cash – $/lb)	3.28	3.19	3.29	3.02	2.65	2.12	1.56	1.77
Average foreign exchange rates
US$ /Cdn$	0.96	0.97	0.96	0.95	0.91	0.86	0.80	0.83
US$ /A$	0.91	0.88	0.90	0.91	0.83	0.76	0.67	0.67

Northgate Interim Report | Q3 2010 | 27

Qualified Person

The program design, implementation, quality assurance/quality control and interpretation of the results are under the control of Northgate’s geological staff, which includes a number of individuals who are qualified persons as defined under NI 43-101. Carl Edmunds, PGeo, Northgate’s Exploration Manager, has reviewed the geologic contents of this interim report.

Cautionary Note Regarding Forward-Looking Statements and Information:

This Northgate interim report contains "forward-looking information", as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Northgate's future financial or operating performance and other statements that express management's expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects", "believes", "anticipates", "budget", "scheduled", "estimates", "forecasts", "intends", "plans" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", "would" or "might" "be taken", "occur" or "be achieved". Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate's actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled "Risk Factors" in Northgate's Annual Information Form for the year ended December 31, 2009 or under the heading "Risks and Uncertainties" in Northgate's 2009 Annual Report, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this interim report. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this interim report is made as of the date of this interim report, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

The Company prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this interim report are defined in accordance with National Instrument 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms, such as, “measured mineral resources” “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this interim report and are included in the Company’s public filings which have been filed with securities commissions or similar authorities in Canada).

Northgate Interim Report | Q3 2010 | 28

Interim Consolidated Balance Sheets

	September 30	December 31
Thousands of US dollars	2010	2009
	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$168,174	$253,544
Trade and other receivables	44,314	27,961
Income taxes receivable	5,724	—
Inventories (note 3)	51,220	44,599
Prepaid expenses	1,488	2,566
Future income tax asset	5,969	5,541
	276,889	334,211
Other assets	38,157	27,544
Deferred transaction costs (note 4)	898	—
Future income tax asset	6,418	14,507
Mineral property, plant and equipment	388,536	327,416
Investments (note 5)	37,135	38,001
	$748,033	$741,679

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	$82,551	$59,132
Income taxes payable	—	29,395
Short-term loan (note 6)	40,467	41,515
Capital lease obligations	8,294	5,995
Provision for site closure and reclamation obligations	17,239	23,501
Future income tax liability	881	867
	149,432	160,405
Capital lease obligations	10,487	4,656
Other long-term liabilities	2,588	8,995
Provision for site closure and reclamation obligations	18,600	23,989
Future income tax liability	425	—
	181,532	198,045
Shareholders' Equity
Common shares	403,867	402,879
Contributed surplus	8,311	6,202
Accumulated other comprehensive income (loss)	15,749	(3,705)
Retained earnings	138,574	138,258
	566,501	543,634
	$748,033	$741,679

Commitments (note 12)

Subsequent event (note 13)

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

On behalf of the Board of Directors,

Terrence A. Lyons, Director	Douglas P. Hayhurst, Director

Northgate Interim Report | Q3 2010 | 29

Interim Consolidated Statements of Operations and Comprehensive Income

Thousands of US dollars,	Three Months Ended Sept 30		Nine Months Ended Sep 30
except share and per share amounts, unaudited	2010	2009	2010	2009

Revenue	$88,331	$120,163	$336,346	$374,278

Cost of sales (note 3)	65,836	81,959	227,172	228,011
Depreciation and depletion	26,474	27,804	78,452	77,393
Administrative and general	2,566	2,424	9,056	7,062
Net interest income	(698)	(112)	(1,614)	(1,022)
Exploration	7,284	3,132	17,930	11,872
Currency translation loss (gain)	(4,560)	1,262	(1,819)	4,638
Accretion of site closure and reclamation obligations	414	802	1,244	2,301
Write-down of investments (no te 5)	5	10,440	374	10,948
Other income (note 10)	(174)	(125)	(1,495)	(953)

	97,147	127,586	329,300	340,250
Earnings (loss) before income taxes	(8,816)	(7,423)	7,046	34,028
Income tax recovery (expense)
Current	(461)	(5,333)	2,371	(30,453)
Future	396	4,193	(9,101)	14,674
	(65)	(1,140)	(6,730)	(15,779)
Net earnings (loss) for the period	(8,881)	(8,563)	316	18,249

Other comprehensive income (loss)
Unrealized gain (loss) on available for sale investments	87	(3,622)	(849)	(3,308)
Unrealized gain on translation of self-sustaining operations	36,282	29,527	19,697	70,582
Reclassification of other than temporary loss on available for sale investments to net earnings	5	10,440	374	10,948
Reclassification of realized loss (gain) on available for sale investments to net earnings	(26)	—	232	—
	36,348	36,345	19,454	78,222
Comprehensive income	$27,467	$27,782	$19,770	$96,471
Net earnings per share
Basic	$(0.03)	$(0.03)	$0.00	$0.07
Diluted	$(0.03)	$(0.03)	$0.00	$0.07
Weighted average shares outstanding
Basic	290,957,352	256,014,978	290,846,108	255,876,448
Diluted	290,957,352	256,014,978	292,160,978	256,390,058

The accompanying notes form an integral part of these interim consolidated financial statements.

Northgate Interim Report | Q3 2010 | 30

Interim Consolidated Statements of Cash Flows

	Three Months Ended Sep 30		Nine Months Ended Sep 30
Thousands of US dollars, unaudited	2010	2009	2010	2009
Operating activities:
Net earnings (loss) for the period	$(8,881)	$(8,563)	$316	$18,249
Non-cash items:
Depreciation and depletion	26,474	27,804	78,452	77,393
Unrealized currency translation loss	89	3,828	414	3,819
Accretion of site closure and reclamation obligations	414	802	1,244	2,301
Loss (gain) on disposal of assets	(29)	93	(1,334)	276
Amortization of deferred charges	—	89	—	196
Stock-based compensation	489	352	2,439	1,106
Accrual of employee severance costs	520	197	1,393	1,527
Future income tax expense (recovery)	(396)	(4,193)	9,101	(14,674)
Change in fair value of forward contracts	14,837	8,262	1,766	22,619
Write-down of investments	5	10,440	374	10,948
Loss (gain) on sale of investments	(26)	—	232	—
Changes in operating working capital and other (note 11)	(20,019)	11,341	(53,693)	21,891
	13,477	50,452	40,704	145,651
Investing activities:
Increase in restricted cash	(11)	(302)	(9,890)	(438)
Purchase of plant and equipment	(10,389)	(7,945)	(32,549)	(26,833)
Mineral property development	(37,014)	(15,047)	(78,791)	(32,667)
Transaction costs paid	(738)	—	(898)	—
Proceeds from sale of equipment	—	21	513	331
Proceeds from insurable asset disposition	—	—	1,619	—
Proceeds from sale of investments	37	—	119	—
	(48,115)	(23,273)	(119,877)	(59,607)
Financing activities:
Repayment of capital lease obligations	(2,070)	(1,145)	(5,436)	(3,804)
Repayment of short-term loan	(320)	(329)	(1,048)	(1,269)
Repayment of other long-term liabilities	(217)	(4)	(646)	(328)
Issuance of common shares	249	88,525	658	88,801
	(2,358)	87,047	(6,472)	83,400
Effect of exchange rate changes on cash and cash equivalents	997	944	275	4,066
Increase (decrease) in cash and cash equivalents	(35,999)	115,170	(85,370)	173,510
Cash and cash equivalents, beginning of period	204,173	120,759	253,544	62,419
Cash and cash equivalents, end of period	$168,174	$235,929	$168,174	$235,929

Supplementary cash flow information (note 11)

The accompanying notes form an integral part of these interim consolidated financial statements.

Northgate Interim Report | Q3 2010 | 31

Interim Consolidated Statement of Shareholders' Equity

				Accumulated
	Number of	Common		Other
Thousands of US dollars,	Common	Shares	Contributed Comprehensive		Retained
except common shares, unaudited	Shares	Amount	Surplus	Income (loss)	Earnings	Total
Balance at December 31, 2008	255,717,071	$311,908	$5,269	$(89,503)	$187,764	$415,438
Shares issued under equity offering	34,300,000	89,306	—	—	—	89,306
Shares issued under employee share purchase plan	306,715	422	—	—	—	422
Shares issued on exercise of options	364,600	1,030	(321)	—	—	709
Stock-based compensation	—	213	1,254	—	—	1,467
Net loss	—	—	—	—	(49,506)	(49,506)
Other comprehensive income	—	—	—	85,798	—	85,798
Balance at December 31, 2009	290,688,386	402,879	6,202	(3,705)	138,258	543,634
Shares issued under employee share purchase plan	166,998	329	—	—	—	329
Shares issued on exercise of options	201,450	494	(165)	—	—	329
Stock-based compensation	—	165	2,274	—	—	2,439
Net earnings	—	—	—	—	316	316
Other comprehensive income	—	—	—	19,454	—	19,454
Balance at September 30, 2010	291,056,834	$403,867	$8,311	$15,749	$138,574	$566,501

The accompanying notes form an integral part of these interim consolidated financial statements.

Northgate Interim Report | Q3 2010 | 32

Notes to Consolidated Financial Statements
Unaudited

Note 1	Basis of Presentation

The accompanying unaudited interim consolidated financial statements for Northgate Minerals Corporation (“Northgate” or the “Corporation”) have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). They do not include all the disclosures required by Canadian GAAP for annual financial statements and should therefore be read in conjunction with the Corporation’s consolidated financial statements and the notes thereto included in the Corporation’s Annual Report for the year ended December 31, 2009. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

Except as disclosed in Note 2 below, these financial statements are prepared using the same accounting policies and methods of application as those disclosed in Note 2 to the Corporation’s annual consolidated financial statements for the year ended December 31, 2009.

Note 2	Adoption of New Accounting Standards

Business Combinations, Consolidated Financial Statements and Non-controlling Interests

In January 2009, the Accounting Standards Board (“AcSB’) issued the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1582, Business Combinations, which is converged with International Financial Reporting Standards (“IFRS”) 3, Business Combinations, and replaces CICA Handbook Section 1581, Business Combinations. Section 1582 provides guidance on the application of the purchase method of accounting for business combinations. The new standard is effective on a prospective basis to business combinations for which the acquisition date is on or after January 1, 2011. Earlier application is permitted. If an entity applies this Section before January 1, 2011, it must also adopt CICA Handbook Section 1601, Consolidated Financial Statements, and CICA Handbook Section 1602, Non-controlling Interests. These standards provide guidance for the preparation of consolidated financial statements and accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Corporation elected to adopt Section 1582, Section 1601 and Section 1062 prospectively, effective January 1, 2010. Adoption of these standards did not have an impact on the Corporation’s consolidated financial statements due to the adoption on a prospective basis and no business combination occurring in the nine months ended September 30, 2010.

Note 3	Inventories and Cost of Sales

	September 30	December 31
	2010	2009
Concentrate and unshipped gold doré	$24,105	$16,059
Gold in circuit	4,455	3,868
Stockpiled ore	2,736	3,310
Supplies	19,924	21,362
	$51,220	$44,599

At September 30, 2010, the carrying value of gold in circuit and stockpiled ore at Stawell was recorded at its net realizable value of $2,197,000, resulting in a write-down of $448,000.

At September 30, 2010, the carrying value of unshipped gold doré, gold in circuit and stockpiled ore at Fosterville was recorded at its net realizable value of $4,921,000, resulting in a write-down of $614,000.

Northgate Interim Report | Q3 2010 | 33

Notes to Consolidated Financial Statements
Unaudited

The cost of sales balance on the statements of operations is comprised of the following items:

	Three months ended		Nine months ended
	Q3 2010	Q3 2009	Q3 2010	Q3 2009
Change in inventory	$(11,890)	$6,939	$(8,379)	$12,668
Mining and milling costs	58,881	54,759	177,211	152,790
Marketing and other costs	18,845	20,261	58,340	62,553
	$65,836	$81,959	$227,172	$228,011

Depreciation and depletion included in inventory is reported as depreciation and depletion expense on the statements of operations when the related inventory is sold.

Note 4	Deferred Transaction Costs

Subsequent to September 30, 2010, the Corporation completed a public offering of $170,000,000 convertible senior notes (note 13). All costs associated with this transaction incurred by the Corporation as at September 30, 2010 have been recorded as deferred transaction costs and will be included in the carrying amount of the convertible notes in the fourth quarter.

Note 5	Investments

Northgate continues to hold auction rate securities (“ARS”), which are floating rate debt securities marketed by financial institutions with auction reset dates at 7, 28, or 35-day intervals to provide short-term liquidity. The par value of these securities held by the Corporation is $72,600,000. Beginning in August 2007, auctions for these ARS began to fail, and shortly thereafter attempts to conduct such auctions generally ceased. Currently, these securities cannot be readily converted to cash for use by the Corporation. The underlying payment and other obligations of the original issuers of these securities remain intact, and these issuers or their guarantors continue to make regular interest payments to the Corporation. There has been no material change in the legal situation surrounding the Corporation’s ARS investments since December 31, 2009.

The estimated fair value of the Corporation’s ARS holdings at September 30, 2010 was $36,658,000, which reflects a $1,044,000 decrease from the estimated fair value of $37,702,000 at December 31, 2009 and a $31,000 decrease from the estimated fair value of $36,689,000 at June 30, 2010. The Corporation continues to earn interest on all its ARS investments which is applied against the interest and principal on the short-term loan (note 6).

Of the decline in value during the three and nine months ended September 30, 2010, $5,000 and $374,000, respectively, was related to the ARS investments issued by derivative product companies (companies involved in the issuance of credit default swaps). The Corporation has concluded that this decline is other than temporary, and recognized a corresponding write-down in net earnings for the three and nine months ended September 30, 2010.

The remaining decline in value was related to the Corporation’s ARS investments issued by Regulation XXX Insurance companies. The Corporation has concluded that this decline is temporary. In determining that the loss in value is temporary, the Corporation considered the fact that these particular securities have a lower probability of future default, continue to make interest payments, are insured by monoline insurance companies and continue to maintain a credit rating above investment grade. Management also considered the senior rank of its holdings in the capital structures of the respective issuers and the fiduciary obligation of the major insurance companies who own the Regulation XXX entities as factors that improve the likelihood that these investments might eventually return to par value.

Northgate Interim Report | Q3 2010 | 34

Notes to Consolidated Financial Statements
Unaudited

Note 6	Short-Term Loan

Subsequent to the ARS investments of the Corporation becoming illiquid, the Corporation received from Lehman Brothers Inc. (“Lehman”) a short-term loan collateralized by the ARS held in the Corporation’s investment account managed by Lehman, pursuant to a Client Agreement between Lehman and Northgate dated October 18, 2007 (the “Short-Term Loan”). As of September 30, 2010, the principal outstanding on the Short-Term Loan was $40,467,000. The Short-Term Loan matured on June 6, 2008. The Corporation continues to treat the Short-Term Loan as an obligation and has classified it as a current liability.

Note 7	Stock-Based Compensation

No stock options were granted to employees during the three months ended September 30, 2010 (2009 – nil). During the three months ended September 30, 2010, $436,000 (2009 – $292,000) of stock–based compensation was recognized related to outstanding stock options.

During the three months ended September 30, 2010, a total of 27,200 options were cancelled and 91,650 were exercised. At September 30, 2010, there were 8,085,200 options outstanding, of which 4,710,700 were exercisable.

During the three months ended June 30, 2010, no stock options were granted to employees (2009 – 50,000), 20,000 options were cancelled and 35,000 options were exercised. During the three months ended June 30, 2010, $455,000 (2009 – $267,000) of stock–based compensation was recognized related to outstanding stock options.

During the three months ended March 31, 2010, the Corporation granted a total of 2,110,000 (2009 – 1,566,000) options to employees, with a term of seven years and exercisable at Cdn$3.55 per share. Of the options granted, 422,000 vested immediately with remaining options vesting in equal amounts on the anniversary date of the grant over the next four years. The fair value of the options granted for the three months ended March 31, 2010 was $4,332,000 (2009 – $742,000). During the three months ended March 31, 2010, $1,383,000 (2009 – $395,000) of stock–based compensation was recognized related to outstanding stock options.

During the three months ended March 31, 2010, a total of 102,000 options were cancelled and 74,800 were exercised.

The fair value of the share options granted was estimated using the Black–Scholes pricing model with the following assumptions:

	For	For	For	For	For	For
	Options	Options	Options	Options	Options	Options
	Granted	Granted	Granted	Granted	Granted	Granted
	in Q3 2010	in Q3 2009	in Q2 2010	in Q2 2009	in Q1 2010	in Q1 2009
Risk-free interest rate	—	—	—	2.37%	3.28%	2.30%
Annual dividends	—	—	—	—	—	—
Expected stock price volatility	—	—	—	66.6%	66.9%	64.1%
Expected option life	—	—	—	5.0 years	5.4 years	5.0 years
Per share fair value of options
granted (Cdn$)	—	—	—	$1.13	$2.14	$0.59

Northgate Interim Report | Q3 2010 | 35

Notes to Consolidated Financial Statements
Unaudited

Note 8	Financial Instruments

The Corporation has entered into forward sales contracts with Mitsui Bussan Commodities Ltd. (“Mitsui”), to hedge the price of copper for certain future production. A total volume of 10,025 metric tonnes of copper have been sold forward using London Metal Exchange (“LME”) contracts as at September 30, 2010. These contracts mature from October 2010 through April 2011 at an average forward price of Cdn$3.31 per pound. The Corporation also entered into separate forward purchase contracts with Mitsui to repurchase in US dollars, over the same period, its forward sales position at the monthly average LME prices in the month of settlement. The volume of forward sales and purchases in each future month of production match the expected future pricing periods for copper in concentrate to be delivered to Xstrata under a concentrate sales agreement. The copper forward sales and purchase contracts are being recognized on a mark-to-market basis in net earnings. The fair value of these contracts at September 30, 2010 was a liability of $9,267,000, which is included in accounts payable and accrued liabilities. At December 31, 2009, the fair value of contracts outstanding was a liability of $8,228,000, of which $5,507,000 was included in accounts payable and accrued liabilities and $2,721,000 was included in other long-term liabilities.

The change in fair value of the forward contracts recognized in revenues was a loss of $14,837,000 (2009 – $8,262,000) and $1,766,000 (2009 – $22,619,000) for the three and nine months ended September 30, 2010, respectively.

Note 9	Segmented Information

The Corporation’s primary segment reporting basis is by individual mine as the assessment of performance and resource allocation decisions are made on the same basis. The Corporate segment includes costs incurred for corporate activity in Canada and Australia as well as revenues and costs that are not attributable to the individual mines for performance assessment. Thus, hedging activity and exploration costs not attributable to the individual mines are included in the Corporate segment as the decisions concerning these expenditures are approved at the corporate level.

During the first quarter of 2010, the Corporation determined that the Young-Davidson project qualified as an operating segment and has restated the comparative information to conform to the current period presentation. In prior years, the operating results of Young-Davidson had been included in the Corporate segment.

The operating segment results for the three months ending September 30, 2010 are as follows:

				Young-
	Fosterville	Stawell	Kemess	Davidson	Corporate	Total
Revenues	$28,176	$19,663	$55,329	$—	$(14,837)	$88,331
Depreciation and depletion	8,768	12,061	5,578	—	67	26,474
Exploration	2,899	1,535	2,235	487	128	7,284
Net interest expense (income)	63	121	(25)	—	(857)	(698)
Earnings (loss), before income taxes	(1,868)	(9,192)	14,221	(712)	(11,265)	(8,816)
Capital expenditures[1]	14,906	9,038	598	31,031	2	55,575
Mineral property, plant and	130,124	148,507	39,120	69,846	939	388,536
equipment
Total assets	147,918	161,187	119,712	83,419	235,797	748,033

1    Capital expenditures include property, plant and equipment purchased outright and by assumption of capital lease obligations.

Northgate Interim Report | Q3 2010 | 36

Notes to Consolidated Financial Statements
Unaudited

The operating segment results for the three months ending September 30, 2009 are as follows:

				Young-
	Fosterville	Stawell	Kemess	Davidson	Corporate	Total
Revenues	$25,956	$19,409	$83,060	$—	$(8,262)	$120,163
Depreciation and depletion	7,475	7,956	12,290	—	83	27,804
Exploration	1,828	1,304	—	—	—	3,132
Net interest expense (income)	103	69	(24)	—	(260)	(112)
Earnings (loss) before income taxes	(765)	(2,777)	15,681	—	(19,562)	(7,423)
Capital expenditures	8,676	7,711	3,811	2,785	9	22,992
Mineral property, plant and	192,009	141,029	54,428	20,196	829	408,491
equipment
Total assets	211,013	207,850	140,040	22,017	207,020	787,940

The operating segment results for the nine months ending September 30, 2010 are as follows:

				Young-
	Fosterville	Stawell	Kemess	Davidson	Corporate	Total
Revenues	$92,426	$63,188	$182,498	$—	$(1,766)	$336,346
Depreciation and depletion	26,024	32,189	20,050	—	189	78,452
Exploration	8,096	4,208	3,361	1,926	339	17,930
Net interest expense (income)	230	309	(50)	—	(2,103)	(1,614)
Earnings (loss), before income taxes	3,067	(20,474)	33,178	(2,466)	(6,259)	7,046
Capital expenditures[1]	36,558	28,690	6,235	52,240	314	124,037

1    Capital expenditures include property, plant and equipment purchased outright and by assumption of capital lease obligations.

The operating segment results for the nine months ending September 30, 2009 are as follows:

				Young-
	Fosterville	Stawell	Kemess	Davidson	Corporate	Total
Revenues	$72,311	$59,879	$264,806	$—	$(22,718)	$374,278
Depreciation and depletion	20,066	22,196	34,851	39	241	77,393
Exploration	4,479	2,661	13	3,998	721	11,872
Net interest expense (income)	303	170	(69)	—	(1,426)	(1,022)
Earnings (loss) before income taxes	6,703	(797)	69,018	(3,990)	(36,906)	34,028
Capital expenditures	26,703	23,203	6,760	2,785	49	59,500

Northgate Interim Report | Q3 2010 | 37

Notes to Consolidated Financial Statements
Unaudited

Revenues per geographical region for the three months and nine months ending September 30, 2010, are as follows:

	Three months ended		Nine months ended
	Q3 2010	Q3 2009	Q3 2010	Q3 2009
Canada	$40,492	$74,798	$180,732	$242,088
Australia	47,839	45,365	155,614	132,190
	$88,331	$120,163	$336,346	$374,278

As at September 30, 2010, mineral property, plant and equipment per geographical region is shown as follows:

	September 30, 2010	December 31, 2009
Canada	$109,297	$74,690
Australia	279,239	252,726
	$388,536	$327,416

Note 10	Other Income

For the nine months ended September 30, 2010, other income includes a gain of $1,619,000 for an insurance settlement related to equipment that was damaged at Stawell in February 2010. The effect on production was negligible and the asset had previously been derecognized.

For the nine months ended September 30, 2009, other income included insurance proceeds of $554,000 relating to the collapse of a buried section of the process water line at Kemess. The event, which occurred in the third quarter of 2008, resulted in ten days of lost production. No amount had previously been accrued in the consolidated financial statements.

Note 11	Supplementary Cash Flow Information

Changes in non-cash working capital and other:

	Three months ended		Nine months ended
	Q3 2010	Q3 2009	Q3 2010	Q3 2009
Trade and other receivables	$(16,653)	$1,192	$(15,849)	$(18,184)
Income taxes receivable	1,228	—	(2,236)	6,837
Inventories	(8,875)	4,486	(5,424)	7,151
Prepaid expenses	371	543	1,099	1,204
Accounts payable and accrued liabilities	11,099	2,143	13,084	(15,214)
Income taxes payable	—	6,832	(29,395)	26,415
Settlement of forward contracts	(912)	—	(723)	19,182
Reclamation costs paid	(6,277)	(3,855)	(14,249)	(5,500)
	$(20,019)	$11,341	$(53,693)	$21,891

Northgate Interim Report | Q3 2010 | 38

Notes to Consolidated Financial Statements
Unaudited

Supplementary information:
	Three months ended		Nine months ended
	Q3 2010	Q3 2009	Q3 2010	Q3 2009
Cash paid during the year for:
Interest	$532	$1,090	$1,585	$2,572
Income taxes	—	—	26,913	587
Non-cash transactions:
Deferred transaction costs transferred to equity	—	775	—	775
Future income tax recorded directly in equity	—	1,776	—	1,776
Purchase of mineral property, plant and equipment by assumption of capital lease obligations	8,172	—	12,697	—
Investment tax credit recorded as a reduction to mineral property, plant and equipment	3,488	—	3,488	—

Note 12	Commitments

In June 2010, the Corporation signed an Exploration and Option to Enter Joint Venture Agreement with Nevada Exploration Inc. ("NGE") on NGE's Awakening Gold Project ("Property") in Humboldt County, Nevada. The Agreement grants Northgate the option to earn an initial 51% interest in the Property by spending $4,100,000 in exploration and making additional payments totaling $436,000 over five years. Northgate's exploration commitment in the first year is $500,000.

In May 2010, the Corporation received insurance proceeds in the amount of $1,619,000 for equipment that was damaged at Stawell in February 2010. As part of the insurance claim, the Corporation was required to issue an irrevocable purchase order to purchase new equipment. The purchase commitment was entered into in April 2010 at a purchase price of A$2,059,000.

Note 13	Subsequent Event

In October 2010, the Corporation completed a public offering of $170,000,000 convertible senior notes, including the exercise of a $20,000,000 over-allotment option by the underwriters. The notes are due on October 1, 2016 and will pay interest semi-annually at a rate of 3.50% per annum beginning on April 1, 2011.

Holders of the convertible senior notes may, within specified time periods, convert their notes prior to July 1, 2016 under the following circumstances: (1) the closing sale price of Northgate’s common shares exceeds 130% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding quarter; (2) the trading price per $1,000 principal amount of the convertible notes was equal to or less than 97% of the product of the closing sale price of Northgate’s common shares and the applicable conversion rate; (3) the convertible notes are called for redemption by the Corporation; (4) upon the occurrence of specified corporate transactions; and (5) a “delisted event” occurs and is continuing. In addition, the notes will be unconditionally convertible at the option of the holder from July 1, 2016 to the business day immediately preceding the maturity date of the notes.

The initial conversion rate is 244.9780 common shares per $1,000 principal amount of notes, which represents an initial conversion price of approximately $4.08 per common share. The conversion rate, and thus the conversion price, will be subject to adjustment in certain circumstances. Northgate may, in lieu of delivery of common shares upon conversion of all or a portion of the convertible notes, elect to pay cash or a combination of cash and common shares.

Northgate received net proceeds totaling $163,500,000 from the offering of the convertible senior notes.

Northgate Interim Report | Q3 2010 | 39

Shareholder Information

Stock Exchange Listings	Investor Relations Inquiries
Common shares of Northgate Minerals Corporation are	Inquiries regarding the company’s latest information,
listed on the Toronto and American Stock exchanges.	news releases, investor presentations, mining projects
and general financial information may be directed to:
TSX: NGX | NYSE Amex: NXG
Keren R. Yun
Transfer Agent & Registrar	t. 416-216-2781
Shareholder inquiries relating to address changes and	e. ngx@northgateminerals.com
share certificates should be directed to:	Interested parties are also encouraged to visit our
website at www.northgateminerals.com.
Computershare Investor Services

510 Burrard Street
Vancouver, BC V6C 3B9

t. 1-800-564-6253 (toll free in North America)
or 514-982-7555
e. service@computershare.com
Web contact form:
www.computershare.com/service

Northgate Minerals Corporation is a gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia. Our vision is to be the leading intermediate gold producer by identifying, acquiring, developing and operating profitable, long-life mining properties.

Northgate Minerals Corporation	Northgate Australian Ventures Corporation

Toronto Office	Bendigo Office
110 Yonge St., Suite 1601	117 Wills Street
Toronto, ON M5C 1T4	Bendigo, Victoria 3550
t. 416-363-1701	t. 61 3 5434 2111
f. 416-363-6392	f. 61 3 5442 3955

Vancouver Office
815 Hornby Street, Suite 406
Vancouver, BC V6Z 2E6
t. 604-681-4004
f. 604-681-4003

General Inquiries
ngx@northgateminerals.com
www.northgateminerals.com